Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

MINISO Group Holding Limited (the “Company”) has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. The Company does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

TOP TOY INTERNATIONAL GROUP LIMITED

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

AND

CONDITIONAL DISTRIBUTION IN SPECIE

This announcement is made pursuant to Part XIVA of SFO, PN15 and Rule 13.09(2) of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off TOP TOY, a subsidiary of the Company, by way of a separate listing of the TOP TOY Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

On September 26, 2025, TOP TOY, through its Joint Sponsors, submitted a listing application form (Form A1) to the Stock Exchange to apply for the approval of the listing of, and permission to deal in, the TOP TOY Shares on the Main Board of the Hong Kong Stock Exchange.

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering and the Distribution. Upon completion of the Proposed Spin-off, TOP TOY will remain as a subsidiary of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering and the Distribution, have not yet been finalised.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the TOP TOY Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of TOP TOY Shares, and the final decisions of the Board and of the board of directors and shareholders of TOP TOY, market conditions and other considerations, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company are reminded to exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

This announcement is made pursuant to Part XIVA of SFO, PN15 and Rule 13.09(2) of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that the Company intends to spin-off TOP TOY, a subsidiary of the Company, by way of a separate listing of the TOP TOY Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

On September 26, 2025, TOP TOY, through its Joint Sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the approval of the listing of, and permission to deal in, the TOP TOY Shares on the Main Board of the Hong Kong Stock Exchange.

INFORMATION OF TOP TOY GROUP

TOP TOY was incorporated in the Cayman Islands on April 24, 2025. TOP TOY Group is a pop toy collection company which is principally engaged in the design, development, procurement, and sale of pop toys.

THE PROPOSED SPIN-OFF

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering and the Distribution. Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering and the Distribution, have not yet been finalized. Upon completion of the Proposed Spin-off, TOP TOY will remain as a subsidiary of the Company.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board considers that the Proposed Spin-off will be beneficial to both the Company and TOP TOY Group for the following reasons, among others:

(a)	the Proposed Spin-off could better reflect the value of TOP TOY Group on its own merits and increase its operational and financial transparency through which investors would be able to appraise and assess the performance and potential of TOP TOY Group separately and distinctly from us;

(b)	the Proposed Spin-off would enable TOP TOY’s business to be appealing to an investor base that forecasts high growth opportunities in the pop toy business, which is relatively more distinct from our global lifestyle retailer focus;

(c)	the value of TOP TOY Group is expected to be enhanced through the Proposed Spin-off which will in turn benefit the Company as a Controlling Shareholder of TOP TOY from any potential upside in the businesses to be owned by TOP TOY Group through consolidation of financial results generated by TOP TOY Group, given that the Proposed Spin-off will:

(i)	enhance TOP TOY’s standalone profile as a dedicated pop toy collection brand, which will help accelerate its business growth, especially among external customers;

(ii)	enable TOP TOY to directly and independently access both equity and debt capital markets in the future on a standalone basis should the need arises, as well as further enhance TOP TOY’s ability to secure credit facilities;

(iii)	lead to a more direct alignment of TOP TOY management’s responsibilities and accountability with its operating and financial performance. This is expected to result in enhanced management focus, which should in turn lead to improved decision-making processes, faster response time to market changes and increased operational efficiency. The management of TOP TOY will be under heightened scrutiny from the investor community and it will be possible to measure their performance against the stock market performance of TOP TOY. It will also be possible to link management incentives to such performance, thereby increasing management motivation and commitment; and

(iv)	provide clarity of the credit profile of TOP TOY Group for rating agencies and financial institutions that wish to analyze and lend against the credit of its business.

INFORMATION OF THE COMPANY

The Company is a company incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company is a global value retailer offering a variety of trendy lifestyle products featuring IP design. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

LISTING RULES IMPLICATION

The Proposed Spin-off will be effected by way of the Global Offering and the Distribution. The Distribution does not constitute a transaction for the Company under Chapter 14 of the Listing Rules. The Global Offering constitutes a deemed disposal of interest in a subsidiary of the Company under Rule 14.29 of the Listing Rules. As it is expected that one or more applicable percentage ratios under the Listing Rules may exceed 5% but are less than 25%, the Proposed Spin-off may constitute a disclosable transaction of the Company under Chapter 14 of the Listing Rules, but will not be subject to the Shareholders’ approval requirement. This announcement is published in accordance with PN15. The Company will make further announcement(s) pursuant to Chapter 14 of the Listing Rules when appropriate.

ASSURED ENTITLEMENT AND FURTHER ANNOUNCEMENT

According to the assured entitlement requirements under PN15 and in giving due regard to the interests of the Shareholders, the Board intends to effect the Distribution in accordance with the articles of association of the Company and all relevant laws and regulations, subject to certain conditions. Details of such assured entitlement have not yet been finalised. The Company will make further announcement(s) in this regard as and when appropriate.

GENERAL

A redacted version of the Application Proof is expected to be available for viewing and downloading on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/app/appindex.html. Shareholders should note that the Application Proof is in draft form and the information contained in it is subject to change which may be material.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the TOP TOY Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of TOP TOY Shares, and the final decisions of the Board and of the board of directors and shareholders of TOP TOY, market conditions and other considerations, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company are reminded to exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Share(s), each of which represents four shares

“Application Proof”	the redacted version of the application proof of the listing document of TOP TOY

“Board”	the board of Directors

“China Clear”	China Securities Depository and Clearing Corporation Limited (中國 證券登記結算有限公司)

“Company”	MINISO Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its Shares listed on the main board of the Hong Kong Stock Exchange

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Distribution”	the distribution in specie of certain TOP TOY Shares to the Qualifying Shareholders as a special dividend to be declared by the Company, subject to completion of the Proposed Spin-off and fulfillment of some other conditions

“Form of Election”	the form of election to be completed by Qualifying Shareholders pursuant to which each Qualifying Shareholder may elect to receive a cash payment in lieu of the TOP TOY Shares to which they are entitled

“Global Offering”	the Hong Kong Public Offering and the International Offering

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Public Offering”	the offer of the TOP TOY Shares for subscription by the public in Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“International Offering”	the placing of the TOP TOY Shares to professional and institutional investors

“Joint Sponsors”	UBS Securities Hong Kong Limited, J.P. Morgan Securities (Far East) Limited and CITIC Securities (Hong Kong) Limited

“Listing Committee”	the Listing Committee of the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Non-Qualifying Shareholders”	Shareholders who are, on the Record Date, (i) resident or domiciled in jurisdictions outside Hong Kong where the Board, after making due enquiry, considers their exclusion from receiving the TOP TOY Shares under the Distribution to be necessary or expedient on account of either the legal restrictions under the laws of the relevant place or the requirements of a regulatory body or stock exchange in that place; (ii) without limiting the generality of the foregoing, located in the U.S. or who are otherwise ineligible in order for the proposed Distribution to qualify for the relevant exemptions from SEC registration; and (iii) unable to make the certifications required in the Form of Election in order to be entitled to receive the TOP TOY Shares. Non-Qualifying Shareholders will receive cash payment in lieu of the TOP TOY Shares to which they are entitled. ADS holders, who hold the Company’s ADSs through the ADS depositary bank, will receive cash payment through the depositary bank, which is a Non-Qualifying Shareholder

“PN15”	Practice Note 15 to the Listing Rules

“Proposed Spin-off”	the proposed spin-off and separate listing of the TOP TOY Shares on the Main Board of the Hong Kong Stock Exchange

“PRC Stock Connect Investors”	the PRC southbound trading investors through Shanghai-Hong Kong Stock Connect and/or Shenzhen-Hong Kong Stock Connect who hold the Shares through China Clear as nominee

“Qualifying Shareholders”	Shareholders whose names appeared on the register of members of the Company on the Record Date (which include PRC Stock Connect Investors who will receive TOP TOY Shares through China Clear as part of the Distribution), other than Non-Qualifying Shareholders

“Record Date”	the record date for ascertaining the Qualifying Shareholders who shall be entitled to the Distribution

“SEC”	the U.S. Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended from time to time

“Share(s)”	ordinary share(s) of nominal value of US$0.00001 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“TOP TOY”	TOP TOY International Group Limited, a company incorporated in the Cayman Islands with limited liability on April 24, 2025

“TOP TOY Group”	TOP TOY and its subsidiaries from time to time, including where the context otherwise requires, any companies and businesses transferred to TOP TOY Group as part of its reorganization in preparation for the Proposed Spin-off (as the case may be)

“TOP TOY Shares”	the ordinary share(s) with a par value of US$0.00001 each of TOP TOY

By Order of the Board MINISO Group Holding Limited Mr. YE Guofu Executive Director and Chairman

Hong Kong, September 26, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.